Sapir Tower Office Building Pour, Israel Joaquín Estrada President CEMEX Asia, Middle East & Africa Exhibit 5

These presentations contain forward-looking statements within the meaning of the U.S. federal securities laws. CEMEX, S.A.B. de C.V. and its direct and indirect subsidiaries (“CEMEX”) intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “should,” “could,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential” and “intend” or other similar words. These forward-looking statements reflect CEMEX’s current expectations and projections about future events based on CEMEX’s knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CEMEX’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CEMEX or its subsidiaries, include the cyclical activity of the construction sector; CEMEX’s exposure to other sectors that impact CEMEX’s business, such as but not limited to the energy sector; competition; general political, economic and of anti-trust laws and as such, among business conditions in the markets in which CEMEX operates or that affects our operations; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CEMEX’s ability to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s senior secured notes and CEMEX’s other debt instruments; the impact of CEMEX’s below investment grade debt rating on CEMEX’s cost of capital; CEMEX’s ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from CEMEX’s cost-reduction initiatives and implement CEMEX’s global pricing initiatives for CEMEX’s products; the increasing reliance on information technology infrastructure for CEMEX’s invoicing, procurement, financial statements and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; weather conditions; natural disasters and other unforeseen events; and the other risks and uncertainties described in CEMEX’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CEMEX’s business. The information contained in these presentations is subject to change without notice, and CEMEX is not obligated to publicly update or revise forward-looking statements. Readers should review future reports filed by CEMEX, S.A.B. de C.V. with the U.S. Securities and Exchange Commission. CEMEX assumes no obligation to update or correct the information contained in these presentations. CEMEX acts in strict compliance of antitrust laws and as such, among other measures, maintains an independent pricing policy that has been independently developed and its core element is to price CEMEX’s products and services based upon their quality and characteristics as well as their value to CEMEX’s customers. CEMEX does not accept any communications or agreements of any type with competitors regarding the determination of CEMEX’s prices for CEMEX’s products and services. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CEMEX’s prices for CEMEX’s products. UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS. Copyright CEMEX, S.A.B. de C.V. and its subsidiaries.

2017 was a bumpy year in our main markets EBITDA Contribution – By Country 2016 Philippines 2017 Israel Egypt UAE Pricing pressures in Philippines Egypt impacted by EGP devaluation Record volumes in Israel Growth and high productivity in UAE $223 M $375 M -41%

Domestic gray cement 2) CAGR from 2014 to 2017 3) CEMEX estimates Market fundamentals remained healthy… ‘14 ‘15 ‘16 ‘17 -2% 0% (2) ‘14 ‘15 ‘16 ‘17 +7% +5% (2) ‘14 ‘15 ‘16 ‘17 +4% +3% (2) Cement(1) (M tons) Ready-mix (M m3) Aggregates (M tons) 2017 vs. 2016 PHI EGY Industry CEMEX CEMEX CEMEX (3)

1) Domestic gray cement 2) CAGR from 2014 to 2017. Data considers CIF prices … and cement prices are stabilizing ‘14 ‘15 ‘16 ‘17 Cement(1) ($/ton) -25% -13% (2) ‘14 ‘15 ‘16 ‘17 Ready-mix ($/m3) +1% -1% (2) ‘14 ‘15 ‘16 ‘17 Aggregates ($/ton) +7% +3% (2) Egypt hit by devaluation, but prices up 10% in LC Pressure on prices in Philippines Fostering value added products and services Robust pricing supported by sustainable demand

1) CAGR from 2014 to 2017 Proactive cost management ‘14 ‘15 ‘16 ‘17 Philippines ($/ton) +2% - 6% ‘14 ‘15 ‘16 ‘17 Egypt ($/ton) -18% -16% (1) (1) Cement Unitary Production Cost 90% 90% 92% 91% 94% 92% Maintaining high kiln efficiency Agile and flexible fuel mix Highest kiln efficiency in CEMEX Timely coal hedging strategy Kiln Efficiency 91% 94%

EBITDA Margin EBITDA Variation ($ M) 2017 results impacted by Egyptian devaluation and energy costs 2016 2017 Volume Price 2017 Like-to-like Var. cost & dist. Fixed cost & other 375 223 -22 -9 245 -90 -29 -1 -35% 25.1% 16.4% -8.7pp

108% 112% 118% 120% 118% 122% Cement Demand as % of Operational Capacity 2017 2015 2016 2018e 2019e 2020e 29 32 32 34 35 39 Source: CEMEX estimates Philippines: Investing in new capacity to take advantage of strong demand growth Millions of metric tons

79% 83% 75% 72% 74% 78% 75 75 79 92 94 94 Source: CEMEX estimates Egypt: Resilient demand with challenging supply dynamics Potential new capacity 2017 2015 2016 2018e 2019e 2020e Cement Demand as % of operational capacity Millions of metric tons 50 M tons

Sustainable tailwinds in the Egyptian economy Positive cement demand fundamentals Uncertain behavior of new competition Egypt Stable economic backdrop Improving our footprint Israel Positive macroeconomic outlook Excellent productivity with room for improvement UAE Positive cement demand drivers Capacity expansion and debottlenecking Challenges for margin expansion due to imports Philippines Medium term outlook

Achieve and sustain Zero for Life Offer superior services and value added products, at premium prices Launch new digital solutions to expand value creation Maintain the highest kiln efficiency Debottleneck in Philippines to capture value in advance $225 M investment in the Solid cement plant expansion (1Q20) Develop our footprint in Israel What you should expect from us